Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION, NUMBER, VOTING POWERS, PREFERENCES AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK

Par value $.0001

OF

CALLISTO PHARMACEUTICALS, INC.

(a Delaware corporation)

CALLISTO PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware:

DOES HEREBY CERTIFY:

FIRST: The following resolutions have been unanimously adopted by the board of directors and all of the holders of the Series A Convertible Preferred Stock of the corporation in accordance with Section 242 of the Delaware General Corporation Law for the purpose of amending the corporation’s Certificate of Designation, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Corporation is hereby authorized and directed to amend Section 2 of the Certificate of Designation, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock so that it is superceded and replaced as follows:

“Section 2. Designation, Amount and Par Value.

The series of preferred stock shall be designated as its Series A Convertible Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be 700,000 (which shall not be subject to increase without the consent of the Holders of a majority in interest of  the Preferred Stock then outstanding (each, a “Holder” and collectively, the “Holders”)).  Each share of Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $10 (the “Stated Value”).  Capitalized terms not otherwise defined herein shall have the meaning given such terms in Section 1 hereof.”

RESOLVED, that the Corporation is hereby authorized and directed to amend Section 3 of the Certificate of Designation, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock so that it is superceded and replaced as follows:

Section 3. Voting Rights.     Except as otherwise provided herein and as otherwise required by law, the Preferred Stock shall have no voting rights. However, so long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority in interest of the shares of the Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation (whether by merger, consolidation or otherwise), (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5) senior to or otherwise pari passu with the Preferred Stock, (c) amend its certificate of incorporation or other charter documents (whether by merger, consolidation or otherwise) so as to affect adversely any rights of the Holders, (d) increase the authorized number of shares of Preferred Stock, or (e) enter into any agreement with respect to the foregoing.”

 SECOND: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Law of the State of Delaware.

IN WITNESS WHEREOF, CALLISTO PHARMACEUTICALS, INC. has caused this certificate to be signed by its duly authorized officer, this 20th day of December, 2006

CALLISTO PHARMACEUTICALS, INC.
a Delaware corporation

/s/ Gary S. Jacob
Gary Jacob, Chief Executive Officer